Hey! Quick Snazzy update…

Since I last reached out, we've raised meaningful capital and are now just steps away from our first $50K milestone on WeFunder, currently at $31.2K. Crossing $50K is the unlock point — once we hit it, Snazzy becomes fully visible on WeFunder's platform, we can start actively advertising the raise, and it opens the door to angel investors, VCs, private equity, and family offices.

If you believe in me or what we're building, this is the moment where your support has outsized impact. Even the $100 minimum (or sharing the link) helps push us over the line and changes the trajectory of the raise.

Here's the link: https://wefunder.com/snazzy.beverages.inc

I wouldn't ask if it didn't truly matter. Thank you for being part of this, I'm incredibly grateful 🥂